UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 20, 2020

TENZING ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-38634	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 West 55th Street

New York, New York 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 710-5220

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbols	Name of Each Exchange on Which Registered:
Ordinary Shares, no par value	TZAC	The NASDAQ Stock Market LLC
Warrants, each exercisable for one Ordinary Share, at a price of $11.50 per share	TZACW	The NASDAQ Stock Market LLC
Units, each consisting of one Ordinary Share and one Warrant	TZACU	The NASDAQ Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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ADDITIONAL INFORMATION

Tenzing Acquisition Corp., a British Virgin Islands company (“Tenzing”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of Tenzing, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving Tenzing and Reviva Pharmaceuticals, Inc., a Delaware corporation (“Reviva”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Tenzing as of a record date to be established for voting on the Business Combination. Shareholders of Tenzing and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Tenzing’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about Tenzing, Reviva and the Business Combination, including the Conversion (as defined below) which will result in Tenzing re-domiciling from the British Virgin Islands to the State of Delaware. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Tenzing by contacting its Chief Executive Officer, Rahul Nayar, c/o Tenzing Acquisition Corp., 250 West 55th Street, New York, New York 10019, at (212) 710-5220.

Participants in the Solicitation

Tenzing and Reviva and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of Tenzing in favor of the approval of the Business Combination.

Shareholders of Tenzing and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Tenzing’s directors and officers in Tenzing’s filings with the SEC, including Tenzing’s annual report on form 10-K for the year-ended February 29, 2020, which was filed with the SEC on May 4, 2020. Additional information regarding the interests of such potential participants will also be included in the Registration Statement and other relevant documents when they are filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made herein contain, and certain oral statements made by representatives of Tenzing and Reviva and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Tenzing’s and Reviva’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Tenzing’s and Reviva’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Tenzing or Reviva and are difficult to predict. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as defined below); (2) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Tenzing or other conditions to closing in the Merger Agreement; (3) the inability to obtain or maintain the listing of Tenzing’s common stock on Nasdaq following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations of Reviva as a result of the announcement and consummation of the Business Combination; (5) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; (6) the risks that Reviva’s products in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable authorities; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Tenzing or Reviva may be adversely affected by other economic, business, and/or competitive factors; and (10) the impact of the global COVID-19 pandemic on any of the foregoing risks and other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Tenzing. The foregoing list of factors is not exclusive. Readers are referred to the most recent reports filed with the SEC by Tenzing. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tenzing and Reviva undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law.

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No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto do not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended,, or an exemption therefrom.

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Tenzing’s shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Terms and Effects

On July 20, 2020, Tenzing Acquisition Corp., a company incorporated in the British Virgin Islands (together with its successors, “Tenzing”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tenzing Merger Subsidiary Inc., a Delaware corporation and newly formed wholly-owned subsidiary of Tenzing (“Merger Sub”), Tenzing LLC, a Delaware limited liability company (“Sponsor”), solely in the capacity as the representative from and after the effective time of the Merger (as defined below) (the “Effective Time”) for the shareholders of Tenzing (other than the Reviva Security Holders (as defined below)) (the “Purchaser Representative”), Reviva Pharmaceuticals, Inc., a Delaware corporation (“Reviva”), and Laxminarayan Bhat Ph.D. (“Dr. Bhat”), solely in his capacity as the representative from and after the Effective Time for the Reviva Security Holders (the “Seller Representative”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing (as defined below), Tenzing will re-domicile from the British Virgin Islands to the State of Delaware through a statutory re-domestication (the “Conversion”), and (ii) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Reviva (the “Merger” and, together with the Conversion and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Reviva continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Tenzing (after its re-domiciliation to Delaware). In the Merger, (i) all shares of Reviva common stock and Reviva preferred stock (together, “Reviva Stock”) issued and outstanding immediately prior to the Effective Time (other than those properly exercising any applicable dissenters rights under Delaware law) will be converted into the right to receive the Merger Consideration (as defined below); (ii) each issued and outstanding warrant to acquire shares of Reviva common stock will be assumed by Tenzing and automatically converted into a warrant for shares of Tenzing common stock with its price and number of shares equitably adjusted based on the conversion of the shares of Reviva common stock into the Merger Consideration (each, an “Assumed Warrant”); and (iii) each outstanding option to acquire Reviva common stock (whether vested or unvested) will be assumed by Tenzing and automatically converted into an option to acquire shares of Tenzing common stock, with its price and number of shares equitably adjusted based on the conversion of the shares of Reviva common stock into the Merger Consideration (each, an “Assumed Option”). At the Closing, Tenzing will change its name to “Reviva Pharmaceutical Holdings, Inc.”.

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Merger Consideration

The aggregate merger consideration to be paid pursuant to the Merger Agreement to holders of Reviva Stock as of immediately prior to the Effective Time (“Reviva Stockholders” and, together with the holders of Reviva options and warrants immediately prior to the Effective Time, the “Reviva Security Holders”) will be an amount equal to $62,400,000 (the “Merger Consideration”), plus the additional contingent right to receive the Earnout Shares (as defined below) after the Closing, as described below. The Merger Consideration to be paid to Reviva Stockholders will be paid solely by the delivery of new shares of Tenzing common stock, each valued at the price per share (the “Redemption Price”) at which each Tenzing share of common stock is redeemed or converted pursuant to the redemption by Tenzing of its public stockholders in connection with Tenzing’s initial business combination, as required by its amended and restated memorandum and articles of association and Tenzing’s initial public offering prospectus (the “Redemption”).

The Merger Consideration will be allocated among holders of Reviva’s common stock (“Reviva Common Stockholders”) and the holders of Reviva’s preferred stock (“Reviva Preferred Stockholders”), such that Reviva Preferred Stockholders will receive $11,000,000 in Merger Consideration (pro rata amongst them based on the number of shares of Reviva preferred stock owned) before Reviva Common Stockholders receive any Merger Consideration, and then the Reviva Common Stockholders and Reviva Preferred Stockholders will receive the remaining $51.4 million of the Merger Consideration pro rata treating the Reviva preferred stock on an as-converted to common stock basis (which is currently on a one-for one basis); provided, however, that the Merger Consideration otherwise payable to Reviva Stockholders is subject to the withholding of the Escrow Shares (as defined below) and is subject to reduction for indemnification obligations. The Merger Consideration is not subject to any purchase price adjustments. Certain convertible promissory notes of Reviva will be required to convert into shares of Reviva common stock prior to the Closing, and will share in the Merger Consideration, as will certain obligations owed by Reviva to a broker that will be paid with Reviva common stock prior to the Closing. However, the Merger Consideration does not include any value attributable to the Assumed Warrants or Assumed Options.

Escrow Shares

At the Closing, ten percent (10%) of the Merger Consideration (the “Escrow Shares”) otherwise issuable to the Reviva Stockholders (allocated pro rata among the Reviva Stockholders based on the Merger Consideration otherwise issuable to them at the Closing (“Pro Rata Consideration”)) will be deposited into a segregated escrow account with Continental Stock Transfer & Trust Company (or such other escrow agent reasonably acceptable to Tenzing and Reviva), as escrow agent, and held in escrow together with any dividends, distributions or other income on the Escrow Shares (the “Escrow Property”) in accordance with an escrow agreement to be entered into in connection with the Transactions (the “Escrow Agreement”). The Escrow Property will be held in the escrow account for a period of twelve (12) months after the Closing as the sole and exclusive source of payment for any post-Closing indemnification claims (other than fraud claims and Consent Claims (as described below)). The Reviva Stockholders will have the right to vote the Escrow Shares while they are held in escrow.

Earnout

In addition to the Merger Consideration set forth above, the Reviva Stockholders will also have a contingent right to receive up to an additional 1,000,000 shares of Tenzing common stock (the “Earnout Shares”) after the Closing based on the stock price performance of Tenzing common stock and the achievement by Reviva of certain clinical trial milestones during the three (3) year period following the Closing (the “Earnout Period”). In order to receive the Earnout Shares, during the Earnout Period, both:

•	the closing price of Tenzing’s common stock has to be equal to or greater than $15.00 per share for any 20 trading days within any 30 trading day period; and

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•	Reviva must receive positive data from (i) its first phase 3 trial in Acute Schizophrenia and (ii) either a phase 2 clinical trial in pulmonary arterial hypertension or idiopathic pulmonary fibrosis.

If there is a final determination that the Reviva Stockholders are entitled to receive Earnout Shares, then such Earnout Shares will be allocated such that (i) one-half (1/2) of the Earnout Shares will be allocated to Reviva Preferred Stockholders (pro rata amongst them based on the number of shares of Reviva preferred stock owned) and (ii) the remaining one-half (1/2) of the Earnout Shares will allocated to all of the Reviva Stockholders pro rata, treating the Reviva preferred stock on an as-converted to common stock basis (which is currently on a one-for-one basis).

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by each of Tenzing and Reviva as of the date of the Merger Agreement and as of the date of the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made by Tenzing and Reviva are customary for transactions similar to the Transactions.

Indemnification and Survival

The representations and warranties of Reviva survive the Closing for twelve (12) months; provided, however, that fraud claims relating to Reviva shall survive indefinitely. The representations and warranties made by Tenzing do not survive the Closing and Tenzing does not have any post-Closing indemnification obligations.

Reviva Stockholders, severally and not jointly, will provide indemnification after the Closing for any breach of any representations and warranties or covenants of Reviva, with such indemnification based on the Pro Rata Consideration received by each Reviva Stockholder. Reviva Stockholders will also provide indemnification after the Closing for (a) any actions resulting from Reviva’s failure to receive the approval of Reviva Stockholders, including those holding a majority of the Reviva preferred stock, for the Reviva Charter Amendment (as defined below) or the approval of the holders (“Reviva Noteholders”) of Reviva’s issued and outstanding convertible promissory notes (the “Convertible Promissory Notes”) for the Convertible Note Amendment (as defined below) (any such indemnification claim, a “Consent Claim”), and (b) any actions by persons or entities who were (i) holders of equity securities of Reviva or its subsidiary (including options, warrants, convertible debt or other convertible securities) prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities or (ii) a director, officer, employee or consultant of Reviva or its subsidiary arising out of or relating to the failure to grant promised equity securities of Reviva (including options, warrants, convertible debt or other convertible securities) (excluding a specified known exception).

Indemnification claims by Tenzing for breaches of Reviva representations and warranties, other than certain fundamental representations, are subject to an aggregate deductible of $600,000, and there will be no indemnification for the first $600,000 of losses. Indemnification claims can only be made against the Escrow Property, which is the sole source of remedy after the Closing, except for fraud claims and Consent Claims. Any Escrow Shares that are received by Tenzing for indemnification claims will be cancelled by Tenzing. The maximum aggregate amount of indemnification payments shall not exceed the amount of Escrow Property, except (i) in the case of fraud claims, it will not exceed the Merger Consideration actually paid (based on the Redemption Price) and (ii) in the case of Consent Claims, it will not exceed the amount of Escrow Property plus an additional $1 million (for which the Reviva Stockholders would need to come out-of-pocket).

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Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing.  The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of financial statements by Reviva; (4) Tenzing’s public filings; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) tax matters; (9) CFIUS compliance (if applicable); (10) further assurances; (11) public announcements; and (12) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such inquiries, proposals, offers or requests for information. There are also certain customary post-Closing covenants regarding (1) tax matters; (2) maintenance of books and records; (3) indemnification of directors and officers; and (4) use of trust account proceeds.

The Merger Agreement and the consummation of the transactions contemplated thereby requires the approval of both Tenzing’s shareholders and Reviva’s Stockholders. Tenzing agreed, as promptly as practicable after the date of the Merger Agreement, to prepare, with reasonable assistance from Reviva, and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of all or a portion (as agreed by Reviva and Tenzing in good faith) of the shares of Tenzing common stock to be issued to the Reviva Stockholders, and containing a proxy statement/prospectus for the purpose of Tenzing soliciting proxies from the shareholders of Tenzing to approve the Merger Agreement, the transactions contemplated thereby and related matters (the “Tenzing Shareholder Approval”) at a special meeting of Tenzing’s shareholders (the “Tenzing Special Meeting”) and providing such shareholders an opportunity to participate in the Redemption. Reviva also agreed in the Merger Agreement to call a meeting of its shareholders as promptly as practicable after the Registration Statement has become effective and use its reasonable best efforts to solicit from Reviva Stockholders proxies in favor of the Merger Agreement and the Transactions and certain related matters (the “Reviva Stockholder Approval”), and to take all other actions necessary or advisable to secure such approvals, including enforcing the Voting Agreement (as described below).

The parties also agreed to take all necessary action, so that effective at the Closing, the entire board of directors of Tenzing (the “Post-Closing Board”) will consist of five individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements. Two of the members of the Post-Closing Board will be individuals (at least one of whom shall be an independent director) designated by Tenzing prior to the Closing and three of the members of the Post-Closing Board (at least two of whom shall be independent directors) will be designated by Reviva prior to the Closing. At or prior to Closing, Tenzing will provide each of its director designees with a customary director indemnification agreement, in form and substance reasonably acceptable to such director. The parties also agreed to take all action necessary, so that the individuals serving as chief executive officer and chief financial officer, respectively, of Tenzing immediately after Closing will be the same individuals as that of Reviva immediately prior to the Closing.

If during the Interim Period, Tenzing, at its sole election, seeks to enter into and consummate subscription agreements with investors relating to a private equity investment in connection with the Transactions (the “PIPE Investment”), Reviva agreed to cooperate in connection with such PIPE Investment and use its commercially reasonable efforts to cause such PIPE Investment to occur, including having Reviva’s senior management participate in any investor meetings and roadshows as reasonably requested by Tenzing. Reviva may, during the Interim Period, secure equity financing through the issuance of equity (and not debt or convertible debt) securities of Reviva or Tenzing, subject to the prior approval of Tenzing.

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Reviva agreed to use its best efforts to, as promptly as practicable (but in any event within twenty (20) business days) after the effective date of the Registration Statement to, obtain: (a) the written consent (the “Reviva Charter Amendment Consent”) of Reviva Stockholders, including holders of a majority of the Reviva preferred stock, (i) to amend the certificate of incorporation of the Reviva (the “Reviva Charter Amendment”) to provide that (A) the distribution of amounts to Reviva Stockholders (after taking into account the Escrow Shares) will be made in accordance with the Merger Agreement and Escrow Agreement and (B) the calculation by Reviva of amounts to be distributed to the Reviva Stockholders in connection with the Merger and the Escrow Agreement will be binding on all Reviva Stockholders, and (ii) file the Reviva Charter Amendment with the Secretary of State of the State of Delaware; and (b) amendments to each of the Convertible Promissory Notes duly executed by Reviva and the holders of a majority of the aggregate principal balances of each of the series of Convertible Promissory Notes then outstanding pursuant to which, immediately prior to the Closing, all of the issued and outstanding Convertible Promissory Notes will convert into Reviva Common Stock (the “Convertible Note Amendment”).

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

•	receipt of the Tenzing Shareholder Approval;

•	receipt of the Reviva Stockholder Approval;

•	expiration of any applicable waiting period under any antitrust laws;

•	receipt of requisite consents from governmental authorities to consummate the Transactions, and receipt of specified requisite consents from other third parties to consummate the Transactions;

•	the absence of any law or order that would prohibit the consummation of the Merger or other transactions contemplated by the Merger Agreement;

•	upon the Closing, after giving effect to the completion of the Redemption, the Company having net tangible assets of at least $5,000,001;

•	the absence of any pending claim, demand, action, litigation complaint, or other proceeding by or before a governmental authority seeking to enjoin the consummation of the Merger and the other Transactions;

•	the Conversion having been consummated;

•	the members of the Post-Closing Board shall have been elected or appointed as of the Closing; and

•	the effectiveness of the Registration Statement.

Unless waived by Tenzing, the obligations of Tenzing and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

•	the representations and warranties of Reviva being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

•	Reviva having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•	absence of any Material Adverse Effect with respect to Reviva and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•	Tenzing having received a copy of the Reviva Charter Amendment Consent and a copy of the Reviva Charter Amendment certified by the Secretary of State of the State of Delaware;

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•	Tenzing having received a copy of the Convertible Note Amendment Consent and all of the outstanding Convertible Promissory Notes (and certain other convertible promissory notes to be issued during the Interim Period) shall have been converted into Reviva common stock;

•	The Non-Competition Agreement with Dr. Bhat shall be in full force and effect in accordance with its terms as of the Closing;

•	Tenzing having received a copy of the Bhat Employment Agreement (as defined below), duly executed by Dr. Bhat;

•	Tenzing having received a copy of the Escrow Agreement, duly executed by the Seller Representative and escrow agent;

•	Tenzing having received a Lock-Up Agreement for each Significant Stockholder, duly executed by such Significant Stockholder, and each Lock-Up shall be in full force and effect as of the Closing; and

•	Tenzing having received evidence reasonably acceptable to Tenzing that Reviva has extinguished and satisfied approximately a specified judgement against Reviva.

Unless waived by Reviva, the obligations of Reviva to consummate the Merger are subject to the satisfaction of the following additional conditions:

•	the representations and warranties of Tenzing being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

•	Tenzing having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•	absence of any Material Adverse Effect with respect to Tenzing and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•	Reviva having received a copy of the Escrow Agreement, duly executed by Tenzing and the escrow agent;

•	Reviva having received a copy of the Bhat Employment Agreement, duly executed by Tenzing; and

•	Reviva having received a Lock-Up Agreement for each Significant Stockholder, duly executed by the Purchaser and the Purchaser Representative, and each Lock-Up shall be in full force and effect as of the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

•	By mutual written consent of Tenzing and Reviva;

•	by either Tenzing or Reviva if any of the conditions to Closing have not been satisfied or waived by September 25, 2020 (the “Outside Date”), provided that Tenzing shall have the right to extend the Outside Date if it obtains an extension of the deadline by which it must complete its business combination (an “Extension”) for an additional period the shortest of (i) three months, (ii) the period ending on the last day for Tenzing to consummate a business combination after such Extension and (iii) such period as determined by Tenzing;

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•	by either Tenzing or Reviva if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

•	by either Tenzing or Reviva of the other party’s uncured breach (subject to certain materiality qualifiers);

•	by Tenzing if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on Reviva and its subsidiaries taken as a whole that is continuing and uncured;

•	by either Tenzing or Reviva if the Tenzing Special Meeting is held and the Tenzing Shareholder Approval is not received;

•	by either Tenzing or Reviva if a special meeting of Reviva stockholders is held and the Reviva Stockholder Approval is not received; and

•	by Tenzing if Reviva has not received and delivered to Tenzing (i) the Reviva Charter Amendment Consent (and filed the Reviva Charter Amendment in Delaware) and (ii) the Convertible Note Amendment within 20 business days after the effectiveness of the Registration Statement (with the Tenzing termination right continuing until the approvals are obtained).

If the Merger Agreement is terminated by Tenzing as a result of a willful uncured material breach by Reviva or for the failure to timely obtain the required approvals for the Reviva Charter Amendment and the Convertible Note Amendment, Reviva must pay Tenzing a termination fee of $1,000,000 million within five (5) business days after termination. If the Merger Agreement is terminated by Reviva as a result of a willful uncured material breach by Tenzing, Tenzing will pay Reviva a termination fee equal to Reviva’s expenses incurred in connection the Transactions, up to a maximum of $250,000, with such termination fee payable only upon Tenzing consummating a business combination with another company or Tenzing’s liquidation (in either case, subject to the waiver against trust).  Other than the cases where a termination fee is payable, if the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, fees and expenses, termination, termination fees, waiver of claims against the trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful and intentional breach of the Merger Agreement prior to such termination.

Trust Account Waiver

The Company and the Seller Representative agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Tenzing’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Purchaser Representative and Seller Representative

The Sponsor is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Tenzing’s shareholders after the Closing (other than the Company Security Holders) with respect to certain matters under the Merger Agreement, including with respect to the determination of whether the Earnout Shares has been earned and in connection with any indemnification claims. Dr. Bhat is serving as the Seller Representative under the Merger Agreement, and in such capacity will represent the interests of the Company Equity Holders with respect to certain matters under the Merger Agreement, including with respect to the determination of whether the Earnout Shares have been earned and in connection with any indemnification claims.

Governing Law and Arbitration

The Merger Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof). Any disputes under the Merger Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in New York County, State of New York.

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The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Tenzing, Reviva or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Tenzing’s public disclosures.

Related Agreements

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Dr. Bhat entered into a voting agreement (the “Voting Agreement”) with Tenzing and Reviva. Under the Voting Agreement, Dr. Bhat agreed to vote all of his shares of Reviva Stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to Reviva Stockholders for their approval, and provide a proxy to Tenzing to vote such Reviva Stock accordingly. The Voting Agreement prevents transfers of the Reviva Stock held by Dr. Bhat between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Lock-Up Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Dr. Bhat and certain other Reviva Stockholders who (i) are executive officers or directors of Reviva or (ii) own more than 5% of the issued and outstanding shares of Reviva Stock immediately prior to the Effective Time (each, a “Significant Stockholder”) each entered into a Lock-Up Agreement with Tenzing and the Purchaser Representative (each, a “Lock-Up Agreement”). It is a condition to the Closing that any new Significant Stockholders between signing and Closing enter into a Lock-Up Agreement.

Pursuant to Dr. Bhat’s Lock-Up Agreement, Dr. Bhat agreed not to, during the period commencing from the Closing and ending on the three (3) year anniversary of the Closing, with 1/3rd of his securities being released after the end of each anniversary of the Closing (subject to early release if Tenzing consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Tenzing shareholders having the right to exchange their equity holdings in Tenzing for cash, securities or other property): (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). Pursuant to the other Lock-Up Agreements, the other Significant Stockholders agreed not to consummate a Prohibited Transfer during the period commencing from Closing and ending on the one (1) year anniversary of the Closing (subject to early release if the closing price of Tenzing’s common stock equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 150 days after the Closing and also subject to early release if Tenzing consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Tenzing shareholders having the right to exchange their equity holdings in Tenzing for cash, securities or other property).

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Non-Competition Agreement

Simultaneously with the execution of the Merger Agreement, Dr. Bhat entered into non-competition and non-solicitation agreement, to become effective at the Closing, pursuant to which Dr. Bhat agreed not to compete with Tenzing, Reviva and their respective affiliates during the three (3) year period following the Closing in North America, Europe or India or in any other markets in which Tenzing and Reviva are engaged. Dr. Bhat also agreed that during such three (3) year restricted period to not solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidential and mutual non-disparagement provisions.

Employment Agreement

At the Closing, Dr. Bhat and Tenzing will enter into an employment agreement (the “Bhat Employment Agreement”), in substantially the form attached to the Merger Agreement, which sets forth the terms and conditions upon which, following the Closing, he will serve as the Chief Executive Officer of the Tenzing. Under the terms of the Bhat Employment Agreement, Dr. Bhat will be eligible to receive an annual base salary of at least $400,000, an annual cash performance-based bonus with a target of 50% of base salary based on the achievement of certain performance based objectives determined by Tenzing’s board of directors, and a discretionary award of options to purchase an as yet-to-be-determined number shares of Tenzing. Dr. Bhat will be eligible for employee benefits and reimbursement of business expenses. In the event Tenzing terminates Dr. Bhat’s employment without “Cause” (as defined in the Bhat Employment Agreement) or Dr. Bhat resigns for “Good Reason,” (as defined in the Bhat Employment Agreement), he will be eligible to receive eighteen months’ base salary (payable over eighteen months), one and one-half times his target bonus amount (payable over eighteen months), twelve months’ service credit towards outstanding unvested equity or cash grants, and up to eighteen months’ of COBRA reimbursements. If termination without Cause or resignation for Good Reason takes place more than three years after the effective date of the Bhat Employment Agreement, Dr. Bhat will be eligible to receive six months’ base salary, one-half his target bonus, and six months’ service credit towards outstanding unvested cash and equity awards. In the event Tenzing terminates Dr. Bhat’s employment without “Cause” (as defined in the Bhat Employment Agreement) or Dr. Bhat resigns for “Good Reason,” (as defined in the Bhat Employment Agreement) within twelve months of a Change in Control (as defined in the Bhat Employment Agreement), he will be eligible to receive eighteen months’ base salary (payable in one lump sum), his target bonus for year in which termination occurs (payable in one lump sum), full vesting of any outstanding unvested equity or cash grants, and up to eighteen months’ of COBRA reimbursements. In the event Tenzing terminates Dr. Bhat’s employment with “Cause” (as defined in the Bhat Employment Agreement) or Dr. Bhat resigns without “Good Reason,” (as defined in the Bhat Employment Agreement), he will be eligible to receive any accrued but unpaid base salary and accrued but unused vacation. All foregoing severance benefits are contingent upon Dr. Bhat executing a general release in favor of Tenzing.

The foregoing descriptions of the Voting Agreement, the Lock-up Agreements, the Non-Competition Agreement and the Bhat Employment Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of Voting Agreement, the Lock-up Agreements, the Non-Competition Agreement and the Bhat Employment Agreement, copies of which are filed hereto as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of July 20, 2020, by and among Tenzing, Merger Sub, Sponsor in the capacity as the Purchaser Representative, Reviva, and Dr. Bhat in the capacity as the Seller Representative.

10.1	Voting Agreement, dated as of July 20, 2020, by and among Dr. Bhat, Tenzing and Reviva.

10.2	Form of Lock-Up Agreement (General)

10.3	Lock-Up Agreement, dated as of July 20, 2020 by and among Dr. Bhat, Tenzing and the Purchaser Representative

10.4	Non-Competition Agreement, dated as of July 20, 2020 by Dr. Bhat in favor of Tenzing, Reviva and their respective affiliates

10.5	Form of Bhat Employment Agreement

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Tenzing agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TENZING ACQUISITION CORP.

	By:	/s/ Rahul Nayar
Name: Rahul Nayar
Title: Chief Executive Officer

Dated: July 24, 2020

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